Exhibit 12

LEGGETT AND PLATT, INCORPORATED AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions of dollars)

	Nine Months Ended		Twelve Months Ended December 31,
	9/30/08	9/30/07	2007	2006	2005	2004	2003
Earnings
Income from continuing operations before income taxes*	$213.3	$246.9	$141.8	$335.6	$302.6	$343.0	$258.2

Interest expense (excluding amount capitalized)	39.3	44.6	60.9	56.2	46.7	45.9	46.9

Portion of rental expense under operating leases representative of an interest factor**	18.8	18.2	24.3	24.9	14.0	13.3	12.5

Total earnings***	$271.4	$309.7	$227.0	$416.7	$363.3	$402.2	$317.6

Fixed charges
Interest expense (including amount capitalized)	$40.0	$45.7	$61.9	$57.8	$48.3	$46.9	$48.0

Portion of rental expense under operating leases representative of an interest factor**	18.8	18.2	24.3	24.9	14.0	13.3	12.5

Total fixed charges***	$58.8	$63.9	$86.2	$82.7	$62.3	$60.2	$60.5

Ratio of earnings to fixed charges***	4.6	4.8	2.6	5.0	5.8	6.7	5.2

*	2003 through 2007 amounts have been retrospectively adjusted to reflect discontinued operations.
**	Estimated portion of rent expense representing interest.
***	Earnings consist principally of income from continuing operations before income taxes, plus fixed charges. Fixed charges consist principally of interest costs.